April 9, 2025

Nicole Van Denabeele
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard Road, Suite 300
Greenwood Village, CO 80111

       Re: National Bank Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35654
Dear Nicole Van Denabeele:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Tangible Common Book Value Ratios, page 47

1. We note your presentation, here and in Exhibit 99.1 of your earnings release 8-K
       dated January 22, 2025, of non-GAAP measures    tangible common book
value,
       excluding accumulated other comprehensive loss, net of tax    and
tangible common
       book value per share, excluding accumulated other comprehensive loss, net of tax.
       These measures exclude the impact of accumulated other comprehensive income /
       loss (   AOCI/L   ) and represent individually tailored accounting
measures, given that
       the adjustments to exclude AOCI have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please remove the presentation of these non-GAAP measures from your future filings. Refer
       to Question 100.04 of the Division of Corporation Finance   s Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of
       Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 April 9, 2025
Page 2

action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or Cara Lubit at 202-551-5909 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance